Exhibit 99.1

NEWS RELEASE

Skylight Health Announces $12 Million Bought Deal Public Offering of Common Shares

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES.

TORONTO, May 18, 2021 (GLOBE NEWSWIRE) – Skylight Health Group Inc. (TSXV:SHG; OTCQX: SHGFF) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, is pleased to announce that it has entered into an agreement with Raymond James Ltd., as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate of underwriters (collectively the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,572,000 common shares of the Company (“Common Shares”) at a price of $1.40 per Common Share for gross proceeds of approximately $12 million (the “Offering”).

The Company has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part, at any time, and from time to time, for a period of 30 days following the closing of the Offering, to purchase at the Issue Price up to such number of an additional Common Shares as is equal to 15% of the number of Common Shares sold pursuant to the Offering.

The Company intends to use the net proceeds of the Offering to fund growth initiatives, including executing its M&A strategy, and for general corporate purposes.

The Common Shares will be offered by way of prospectus supplement filed in Alberta, British Columbia, Manitoba and Ontario to supplement the Company’s short form base shelf prospectus dated May 6, 2021.

The Offering is expected to close on or about May 26, 2021 and is subject to market and other customary conditions, including approval of the TSX Venture Exchange, and the entering into of an underwriting agreement between the Company and the Underwriters.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons” (as such term is defined under Regulation S under the U.S. Securities Act) absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (TSXV:SHG; OTCQX:SHGFF) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises of physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and laboratory/diagnostic testing. The Company owns and operates a proprietary electronic health record system that supports the delivery of care to patients via telemedicine and other remote monitoring system integrations.

NEWS RELEASE

The Company primarily operates a traditional insurable fee-for-service model contracting with Medicare, Medicaid and other Commercial Payors. The Company also offers a disruptive subscription-based telemedicine service for the un/under-insured population who have limited access to urgent care due to cost.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Jackie Kelly

investors@skylighthealthgroup.com

416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Cautionary Statement Regarding Forward Looking Information

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health’s filings with Canadian and United States securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements regarding the Offering including the number of Common Shares sold pursuant to the Offering, price per Common Share and gross proceeds from the Offering; the terms of the Over-Allotment Option; the intended use of proceeds; the fact that the Common Shares will be offered by way of prospectus supplement; the anticipated closing date and closing conditions for the Offering.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

NEWS RELEASE

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.